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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-51290

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 Lee Road
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon O'Neill 610-386-4034
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

TABLE OF CONTENTS

This report** contains the following information:
(Check all applicable boxes)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Gregory Frost, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory Frost
Chief Financial Officer

I, Shannon O'Neill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Shannon O'Neill
VP and Controller

Subscribed to before me this day of February 26, 2021.

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Charlene DeLan, Notary Public
Montgomery County
My commission expires October 22, 2024
Commission number 1245419

Member, Pennsylvania Association of Notaries

Deloitte.

1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Hartford Funds Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2020, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2002.

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
($ in thousands)

ASSETS		
Cash and cash equivalents	$	77,593
Prepaid commissions		6,598
Receivable from Hartford Funds		1,920
Other assets		1,314
TOTAL ASSETS		87,425
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation and benefits		18,843
Accrued expenses and other liabilities		16,918
Due to affiliates		10,417
TOTAL LIABILITIES		46,178
Commitments and Contingencies (Note 9)		
Member's capital		12,321
Accumulated earnings		28,926
TOTAL MEMBER'S EQUITY		41,247
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	87,425

See notes to financial statements.

1. ORGANIZATION

Hartford Funds Distributors, LLC (the "Company" or "HFD") is a single member Limited Liability Company and a wholly owned subsidiary of Hartford Funds Management Group, Inc. ("HFMG"), whose ultimate parent is The Hartford Financial Services Group, Inc. ("The Hartford" or "Parent").

HFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of capital stock of Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and Hartford Schroders Opportunistic Income Fund (collectively, "Hartford Funds") as well as the distribution of Hartford Funds 529 Plan products. These shares are directly advised or serviced by HFMG and its consolidated subsidiaries.

The Company also assists in the marketing and promotion of shares of capital stock for Lattice Strategies Trust and Hartford Funds Exchange-Traded Trust intended to result in the sale of fund shares which are distributed by an unaffiliated independent broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the Company's financial statements include equity-based compensation and the consideration of contingent liabilities. Actual results could differ from those estimates.

Adoption of New Accounting Standards - Financial Instruments - Credit Losses — On January 1, 2020 the Company adopted the Financial Accounting Standards Board updated guidance for recognition and measurement of credit losses on financial instruments. The new guidance will replace the "incurred loss" approach with an "expected loss" model for recognizing credit losses for financial instruments carried at other than fair value. Under the new model, an allowance for credit losses ("ACL") will be recorded based on an estimate of credit losses expected over the life of financial instruments carried at other than fair value, such as receivables. Under the previous accounting model, an ACL is recognized using an incurred loss approach.

The adoption did not have an impact on the Company's Financial Position, Results of Operations or Cash Flows.

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and money market securities redeemable on demand.

The Company maintains its cash balances with major national depository institutions, in amounts which may at times exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Prepaid Commissions — Prepaid commissions are paid to external broker-dealers on sales of class A, B, and C shares of Hartford Funds. As of February 28, 2011 class B shares were closed to new investors but remain open for account owners who already own class B portfolios. The Company recovers prepaid commissions through monthly receipt of distribution fees from Hartford Funds or through early redemption of shares within the contingent deferred sales charge ("CDSC") period. Prepaid commissions resulting from sale of shares of Hartford Funds are amortized on a straight-line basis over a 12 to 72 month period depending on the share class, or until the underlying shares are redeemed. Amortization of prepaid commissions is reported on the Statement of Income. The Company reviews the recoverability of prepaid commissions on a quarterly basis and as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly. Based upon the Company's assessment as of December 31, 2020, no impairment occurred.

Receivables from Hartford Funds — Receivables from Hartford Funds primarily include distribution fees and are carried at cost.

Due to Affiliates — Amounts due to affiliates primarily include general operating expenses.

Income Taxes — The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax requirements such that operating activities are considered those of its Parent company and would be included in its Parent's consolidated federal income tax return and certain combined state income tax returns. The Company and The Hartford have entered into a tax sharing agreement under which each member in The Hartford's consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the Hartford's consolidated tax return. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at The Hartford's consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2020, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Revenue recognition— The Company earns revenue primarily by providing distribution and underwriter services to Hartford Funds. Revenue is recognized for each distinct performance obligation identified in contracts with customers when the performance obligation has been satisfied by providing services.

Distribution fees include fees promulgated under the Investment Company Act of 1940 ("Rule 12b-1") which are collected in connection with activities intended to result in the sale of Hartford Funds. Distribution fees are recorded as revenue in the period in which services are performed and are presented gross of commission expense incurred from external broker-dealers. Hartford Funds allows for payment to the Company of 0.25% to 1.00% of average daily net assets under management on various share classes on an annual basis. Distribution fees are assessed based on average daily net assets values from Hartford Funds, which are recorded in the period in which the services are provided and collected monthly.

The Company has a Related Party Services Agreement (the "Related Party Agreement") with Hartford Funds Management Company, LLC ("HFMC"). Under the terms of the Related Party Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company's role as the exclusive selling agent and principal underwriter. Related party services are earned in the period in which services are performed and are paid monthly pursuant to the terms of the respective contractual agreement.

Underwriter concessions are earned on the sale of class A shares of Hartford Funds. Upon purchase of class A shares, the shareholder is required to pay the initial sales charge of up to 5.50% to the selling-broker and an underwriter concession to HFD of up to 0.75% of the dollar value of the shares purchased. The sales charge for class A shares typically declines as the shareholder's investment amount increases. Revenue from underwriting concessions are deemed fixed amounts and are presented net, as the Company is responsible for arranging the underwriting fees of the Hartford Funds while third party selling firms are responsible for sales of the shares to investors. These underwriting concessions are recognized on the trade date as sales of Hartford Funds' shares occur and are collected daily.

Other revenue consists of revenue from shareholders' early redemption of class A, B and C shares within the CDSC period as well as interest income associated with cash and cash equivalents. The CDSC is an asset-based fee that is charged to investors that redeem during the stated CDSC period.

Distribution and CDSC fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Fluctuations in equity markets, volume and mix of sales and redemptions of Hartford Funds, and other changes to the composition of assets under management are all factors that ultimately have a direct effect on revenue earned.

Advertising and Promotion — Advertising and promotion costs are expensed as incurred and are included in general and administrative expense on the Statement of Income.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company carries certain financial assets and liabilities at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The Company's fair value framework includes a hierarchy that gives the highest priority to the

use of quoted prices in active markets, followed by the use of market observable inputs, followed by the use of unobservable inputs.

The fair value hierarchy levels are as follows:

Level 1 Fair values based primarily on unadjusted quoted prices for identical assets or liabilities, in active markets that the Company has the ability to access at the measurement date.

Level 2 Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

Level 3 Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Company's best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

The Company will classify the financial asset or liability by level based upon the lowest level input that is significant to the determination of the fair value. In most cases, both observable inputs (e.g., changes in interest rates) and unobservable inputs (e.g., changes in risk assumptions) are used to determine fair values that the Company has classified within Level 3.

The following table presents assets measured or disclosed at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 64,358	$ -	$ -	$ 64,358

Transfers of securities among the levels occur at the beginning of the reporting period, however, the Company had no transfers between levels for the year ended December 31, 2020.

4. TRANSACTIONS WITH RELATED PARTIES

Transactions with Hartford Funds

A significant portion of the Company's revenue is earned from the sale and distribution of Hartford Funds. These revenues are reported as distribution fees, underwriter concession, and other revenue on the Statement of Income. Contracts with Hartford Funds are subject to annual review and approval by each fund's Board of Trustees.

Transactions with Affiliates

As described in Note 2 to the financial statements, the Company recognizes related party services revenue on the Statement of Income pursuant to the Related Party Agreement with HFMC. Additionally, the Company reimburses The Hartford for various expenses incurred by them on the Company's behalf. Operating expenses include those for corporate areas that, depending on type, are allocated to the Company based on either a percentage of actual expenses or on utilization. These expenses are reported in compensation and benefits and general and administrative on the Statement of Income and due to affiliates on the Statement of Financial Condition. Amounts due to affiliates include $2,019 for federal income taxes and $8,398 for general operating expenses.

In the current year, the Company returned $25,000 of Capital to HFMG.

Transactions with affiliates may not be inclusive of all economic benefits received from or provided to the Parent or affiliates. Transactions with affiliates are settled monthly with cash transfers.

5. BENEFIT PLANS

Substantially all U.S. employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in a variety of investments, including up to 10% in a fund consisting largely of common stock of The Hartford. The Company's contributions include a non-elective contribution of 2.0% of eligible compensation and a dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Company also maintains a non-qualified savings plan, The Hartford Excess Savings Plan, with the dollar-for-dollar matching contributions of employee compensation in excess of the amount that can be contributed under the tax-qualified Investment and Savings Plan. An employee's eligible compensation includes overtime and bonuses but for the Investment and Savings Plan and Excess Savings Plan combined, is limited to $1,000 annually.

The cost to the Company for these plans was $1,643 for the year ended December 31, 2020 and is included in compensation and benefits expense on the Statement of Income.

6. EQUITY-BASED COMPENSATION

The Company is included in HFMG's and the Parent's equity-based compensation plans and has been allocated compensation expense of $6,515 and $741, respectively for the year ended December 31, 2020. These amounts are included in compensation and benefits expense on the Statement of Income. Amounts included on the Statement of Cash Flows and Statement of Changes in Member's Equity are reported net of tax. No costs associated with The Hartford's equity-based compensation plans were capitalized.

7. INCOME TAXES

The Hartford and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions as applicable. Income tax expense for the year ended December 31, 2020 is comprised of the following components:

Current - U.S. Federal income tax expense	$	2,030
Deferred - U.S. Federal income tax benefit		(1,429)
Total income tax expense	$	601

A reconciliation of the tax provision at the U.S Federal statutory rate to the provision for income taxes is as follows:

Tax Provision at the U.S. Federal Statutory Rate	$	367	21.0%
Meals and Entertainment		204	11.6%
Executive Compensation		30	1.7%
Provision for Income Taxes	$	601	34.4%

Deferred tax liability of $48 is included in amounts due to affiliates on the Statement of Financial Condition. At December 31, 2020, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company is not currently under audit by any Federal or State jurisdiction. The Company believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

8. CAPITAL RESERVE REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash membership interest if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, member interest payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Net capital information is presented in the following table as of December 31, 2020:

Required net capital	$	3,079
Net capital	$	30,128
Ratio of aggregate indebtedness to net capital		1.53:1

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business the Company enters into contracts that contain a variety of representations and customary indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on their experience to date, the Company expects the risk of loss to be remote.

The impact of the outbreak of the novel coronavirus ("COVID-19") and the related disruption to the worldwide economy are affecting companies across all industries. Worldwide health emergency measures to combat the spread of the virus have caused severe disruption resulting in an economic slowdown. The duration and impact of the COVID-19 public health crisis on the financial markets and overall economy are uncertain, as is the efficacy of government interventions. The Company and its management team are unable to determine what, if any, actions our regulators may take in response to the COVID-19 public health crisis and its impact on financial markets. Additionally at this time, the Company and its management team is not able to readily estimate the length and severity of the COVID-19 public health crisis and, as such, cannot quantify its impact on the financial results, liquidity and capital resources of the Company and its operations in future periods.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2021, the date these financial statements were available for issuance. On January 6, 2021 The Company updated its

membership agreement with the Financial Industry Regulatory Authority as a result of the guidance released by the Securities and Exchange Commission regarding Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules. Previously the Company claimed an exemption the Securities Exchange Act of 1934 Rule 15c3-3. With the effect of the Company's updated membership agreement the Company will no longer claim exemption from SEA Rule 15c3-3. No other events were noted that were required to be recorded or disclosed in the financial statements.

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